              Diane Wood
              Associate General Counsel and Corporate Secretary
              Pinnacle West Capital Corporation
              P.O. Box 53999
              Phoenix, Arizona 85072-3999

September 18, 2014

VIA EDGAR

Mr. Daniel Porco
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Pinnacle West Capital Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2014

Dear Mr. Porco:

This letter sets forth a response to your phone call to me on September 9, 2014, requesting clarification regarding how Pinnacle West Capital Corporation calculated the percentage of target performance achieved with respect to the business unit performance measures that were applicable to the annual cash incentives for our named executive officers for 2013, as identified on pages 35 through 39 of our Definitive Proxy Statement on Schedule 14A, filed on April 4, 2014.

The percentage of target performance achieved reflects the comparison of our actual achievement of a particular measure for 2013 to the target established for that measure.  In addition to a target level, some of the performance measures also provided for a threshold level (equal to 50% of target) and a maximum level (equal to 200% of target).  Performance below the threshold level resulted in achievement at 0% of target.  Performance above the maximum level resulted in achievement at 200% of target.  If performance fell in between threshold and target or target and maximum, we applied linear interpolation to determine the percentage of target performance achieved.  For example, in the case of Reactivity Management under the Palo Verde Performance Measures and Weighting on page 36 of the Proxy Statement, 66% of target performance was achieved for 2013.  For this measure, the threshold was 90, the target was 92.5 and the maximum was 95.  Since the actual achievement was 90.8, it fell between threshold and target.  Threshold performance of 90 would have resulted in a payout of 50% of target.  Based on linear interpolation, for each 0.05 achieved with respect to Reactivity Management in excess of the threshold level, an additional 1% of target performance was achieved.  Since we achieved an additional 0.8 in excess of the threshold level, that resulted in an additional 16% of target performance achieved, for a total of 66%.

Some of the performance measures, such as the OSHA Voluntary Protection Program under the Palo Verde Performance Measures and Weighting on page 36 of the Proxy Statement, only provided for a target and a maximum level but no threshold level.  In those cases, performance below the target level resulted in achievement of 0%, performance at the target level resulted in achievement of 100% and performance at the maximum level resulted in achievement of 200%.  In addition, certain performance measures, such as the JD Power Residential IOU Survey on pages 35 and 38 of the Proxy Statement, were comprised of a single level of performance.  Achievement of the relevant level of performance resulted in achievement at 200% of target.  Failure to achieve the relevant performance level resulted in achievement at 0% of target.

Should you require further clarification of the matters discussed in this letter, please contact me at (602) 250-3544.

Very truly yours, /s/ Diane Wood
Diane Wood Associate General Counsel and Corporate Secretary

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